Exhibit 12.2
FANNIE MAE
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	For the Year Ended December 31,
	2004	2003	2002
		(Restated)	(Restated)
Earnings:
Income before extraordinary gains (losses) and cumulative effect of change in accounting principle, net of taxes	$4,975	$7,852	$3,914

Add:
Total interest expense	29,737	29,587	32,498
Provision for federal income taxes	1,024	2,434	840
Loss from partnership investments (1)	702	637	509
Capitalized interest	16	19	17
Minority interest in earnings of consolidated subsidiaries	8	—	—

Earnings, as adjusted	$36,462	$40,529	$37,778

Fixed charges:
Total interest expense	$29,737	$29,587	$32,498
Capitalized interest	16	19	17
Preferred stock dividends and issuance costs at redemption (2)	199	197	135

Fixed charges including preferred stock dividends and issuance costs at redemption	$29,952	$29,803	$32,650

Ratio of earnings to combined fixed charges and preferred dividends and issuance costs at redemption	1.22:1	1.36:1	1.16:1

(1)	Includes amortized capitalized interest related to low income housing tax credit partnerships of $5 million, $5 million and $4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(2)	Represents pre-tax earnings required to pay dividends on outstanding preferred stock using our effective income tax rate for the relevant periods.